

Mail Stop 4546

March 2, 2017

John M. Gill
Chief Executive Officer
PharmAthene, Inc.
One Park Place
Suite 450
Annapolis, MD 21401

> **Re:** **PharmAthene, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 3, 2017**
> **File No. 333-215891**

Dear Mr. Gill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the maximum number of shares to be issued on a fully-diluted basis as of the most recent practicable date.

Opinion of the Financial Advisor to PharmAthene, page 114

2. We note that Altimmune disclosed financial projections for the years ending 2016 through 2018, as well as certain forecasts and estimates of potential cost savings, operating efficiencies and other synergies expected to result from the transaction to Houlihan Lokey. Please revise your prospectus to disclose these projections, forecasts

and estimates. Alternatively, please tell us why such information is not material to security holders.

<u>Where you can find additional information, page 273</u>

3.   Please update this section to incorporate by reference your Current Reports on Form 8-K filed on February 19, 2016 and February 1, 2017. For guidance, please see Item 11(a)(2) of Form S-4.

<u>Exhibit 23.1</u>

4.   We note that the consent of the independent registered public accounting firm is not signed by your auditor. Please file a signed consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Jeffrey A. Baumel, Esq.
Dentons US LLP